Exhibit 17.2

February 18, 2008

Broadcaster, Inc.

9201 Oakdale Avenue

Suite 200

Chatsworth, CA 91311

Gentlemen:

Effective immediately, I resign as a Director and member of the Company's Compensation, Audit and Nominating Committees. I intend for this letter to constitute a written correspondence conceming the circumstances surrounding my resignation within the meaning of Item 5.02(a)(2) of Form 8-K.

I have serious concerns, which I and Paul Goodman (one of the other independent directors) have expressed about matters pertaining to the Company's failure to comply with applicable corporate governance standards and inability and unwillingness to pursue appropriate business strategies. These issues are exacerbated by the failure of Company management to adhere to directives issued by the Board and Board Committees. For instance, in complete disregard of directives by the Board, management refused to follow Board resolutions in November 2007 calling for a reduction in the number of employees from fifty to twelve. On another occasion, the Board identified in late 2007 a specific merger candidate and then instructed management to execute a letter of intent. Management executed the letter of intent, but cancelled it the following day without adequate explanation or notice to the Board.

Shortly after joining the Board in July 2007, I began asking questions of Company management and reviewing various Company documents, financial and otherwise. My investigation led me to become suspicious of and concerned about, among other things, the Company's finances. The Company appeared to be spending cash at an alarming and irresponsible rate, while generating little to nothing in revenues. Also, there appeared to be several unreported related party transactions occurring on a regular basis, as well as utilization of Company resources to pursue a disruptable business. Furthermore, the Company has made misleading statements in docun1ents filed with the Securities and Exchange Commission, none of which documents were submitted to the Board for prior review or approval. During my time on the Board, I established a clear record expressing concern and dissent with actions of management that I believed were inappropriate.

As a member of the Board, and despite repeated requests by me, I am not being provided with the information necessary to make fully informed decisions or to fulfill my duties as a director. Nonetheless, I am confident that I have executed sound business judgment in my attempts to cause the Company to take actions in the best interest of its shareholders. Despite my sound advice, the Company stated in its latest Information Statement dated February 13, 2008 filed with the Securities and Exchange Commission and being mailed to shareholders that shareholders of the Company have expressed a lack of confidence with my business judgment. The fact that certain shareholders have questioned my judgment is not necessarily surprising, given that my business judgment has caused me to question Nolan Quan and other members of Company management. Mr. Quan controls the vote of approximately 75% of the shares that voted to remove Paul Goodman and me as independent directors.

In addition to establishing a clear record of my concerns and disagreements with Company management, I have made diligent efforts to compel the Board to address my concerns. On January 10, 2008, Michael Gardner (who owns a 20.8% beneficial interest in the Company) caused a Schedule 13D to be filed with the Securities and Exchange Commission. Attached to the Schedule 13D was a letter from Mr. Gardner advising Company management of his concerns with the Company's conduct and demanding that immediate changes be made. In response to this filing, I implored the Board to call a special meeting to discuss the issues raised by Mr. Gardner. No such Board meeting has been held, and the issues raised in Mr. Gardner's letter are still unaddressed. Also, Paul Goodman, one of the independent directors, has delivered to the Company a written analysis of related party transactions of the Company. The concerns expressed in that analysis are not being appropriately addressed.

Finally, beginning on December 21,2007, certain shareholders (the majority of whom are affiliated with Company management) undertook efforts to have Paul Goodman and me removed as directors. This action came shortly after the Board resolved to appoint a special committee to review the financial affairs of the Company. If the removal had become effective at that time, the Company would not have had the requisite number of independent directors. In an attempt to resolve that problem, management has now pursed a plan to appoint two new directors who will purport to the independent director role.

By resigning, I do not intend to waive any indemnification rights or rights under any applicable directors or officers insurance policy.

/s/ Vincent F. Orza, Jr.
Vincent F. Orza, Jr.